

Kaplan & Frank, PLC
Attorneys at Law
www.kaplanfrank.com

T. Rhys James | Direct Dial: 804.525.1780 | Fax; 804.525.1880 | rjames@kaplanfrank.com

September 1, 2011



VIA FEDEX OVERNIGHT

David Link, Esquire
Jay Williamson, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

> **Re:** **ActivCare at Bressi Ranch, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed September 1, 2011**
> **File No. 24-10299**

Dear Mr. Link and Mr. Williamson,

This letter is submitted on behalf of our client, ActivCare at Bressi Ranch, LLC, a California limited liability company (the "Company"), in response to comments from the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") with respect to the Company's Offering Statement on Form 1-A, filed with the Commission on July 13, 2011 (the "Offering Statement"). Such comments are set forth in Mr. Link's letter, dated August 10, 2011 (the "Comment Letter") to W. Major Chance, Chief Executive Officer of Income Property Group, the Company's sole manager. Enclosed herewith for filing, please find seven copies of Amendment No. 1 to the Offering Statement ("Amendment No. 1"), which includes changes to reflect responses to the Staff's comments. For the Staff's ease of review, we have also provided seven additional copies of Amendment No. 1, each marked to show changes against the Offering Statement.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company. All page references in the responses are to pages of Amendment No. 1.

Please also be advised that this letter and its enclosures represent the second filing of Amendment No. 1. Amendment No. 1 was originally sent via Federal Express (Tracking #:

7974 3172 2201) to the addressees set forth above. Pursuant to telephone conversations with Mr. Williamson we are resubmitting Amendment No. 1 at his request because the original filing of Amendment No. 1 was lost in transit following receipt at the Commission.

General

1.   *Prior to your qualification, please have a FINRA representative call the staff to confirm whether the Underwriters' compensation has been cleared.*

Response to Comment No. 1

The Company acknowledges the Staff's comment and will have a FINRA representative call the Staff to confirm clearance of underwriters' compensation when it has been cleared.

2.   *We note you use words such as "entitled" throughout your offering circular and related materials to describe certain provisions applicable to your Units. For example, on your Prospectus Cover Page, you state that purchasers are "entitled to a minimum, cumulative preferred return from operating cash flow of eight percent (8%) per annum of their unreturned capital contributions ..." However, you later state that "neither the Class A Members preferred return, nor the return of the Class A Members' invested capital is guaranteed ..." Finally, we note the discretion that you maintain in declaring distributions. Please revise the statements throughout to more prominently indicate that your returns are not guaranteed or assured, and depend both on your achieving positive operating cash flow and the discretion of your manager, as noted on page 51.*

Response to Comment No. 2

In response to the Staff's comment, please see the Company's revised disclosure on pgs. 1, 11 and 63 of Amendment No. 1.

Part I Notification

3.   *Please revise your disclosure to identify the ultimate beneficial owners of Income Property Group in response to Item 1(e).*

Response to Comment No. 3

In response to the Staff's comment, please see the Company's revised disclosure in Item 1(e) of Part I.

4.   *We note that you indicate a response of "N/A" to numerous items in Part I. Please revise to clarify your response to these items.*

Response to Comment No. 4

In response to the Staff's comment, please see the Company's revised disclosure in Part I of Amendment No. 1.

5.   Please revise to provide residential addresses in response to Item 1.

Response to Comment No. 5

In response to the Staff's comment, please see the Company's revised disclosure in Item 1 of Amendment No. 1. Please note we have removed Elizabeth Tractenberg under the listing of the underwriter's officers. Subsequent to the filing of the Company's Offering Statement, Courtlandt Securities Corporation informed the company that she is not a corporate officer of Courtlandt Securities Corporation and that her name was included in the Offering Statement as an officer in error.

6.   Revise the disclosure to note in Item 4 whether the securities have been or will be registered in the noted jurisdictions.

Response to Comment No. 6

In response to the Staff's comment, please see the Company's revised disclosure in Item 4 of Amendment No. 1.

7.   Please revise to indicate the exemption relied upon for the issuance to Income Property Group and briefly state the facts relied upon for the exemption.

Response to Comment No. 7

In response to the Staff's comment, please see the Company's revised disclosure in Item 5 of Amendment No. 1.

8.   Please advise us how you considered Item 5 with respect to your proposed subsidiaries and any predecessor entities.

Response to Comment No. 8

In response to the Staff's comment, the Company has revised its disclosure in Item 5 to discuss the transfer of limited partnership interests in RAC Bressi and membership interests in Bressi Development to us by their officers and directors (or the functional equivalents of the same). Other than such transfers, within the last year, there has been no issuance or sale of unregistered securities by any predecessor or affiliated issuer of the issuer, including its prospective subsidiaries.

9.   We note your response to Item 6 that there is no contemplated offering of securities. We also note that the company will acquire all the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi contemporaneously with or immediately prior to the closing of the offering. Please revise this section as appropriate.

Response to Comment No. 9

In response to the Staff's comment, please see the Company's revised disclosure in Item No. 6.

Cover Page

10.   *Please revise to briefly address the escrow provisions associated with your offering and to confirm, if true, that investor funds will be returned promptly and without deduction in the event that the offering minimum is not achieved by the termination date.*

Response to Comment No. 10

In response to the Staff's comment, please see the Company's revised disclosure on the Cover Page to the Offering Circular indicating the offering's escrow provisions and indicating that in the event the offering minimum is not achieve by the termination date all investor funds will be returned promptly.

11.   *Please revise to indicate that there is no public market for the securities, that you do not anticipate a public market developing and that the securities are subject to transfer restrictions.*

Response to Comment No. 11

In response to the Staff's comment, please see the Company's revised disclosure on the Cover Page of the Offering Circular.

12.   *Please revise to highlight the cross reference to the risk factor section.*

Response to Comment No. 12

In response to the Staff's comment, the Company has moved the reference to the risk factor section to the center of the Cover Page and has placed the entire reference in **bold**.

Who May Invest

13.   *We note your statement that "we have established suitability standards for purchasers of the Offered Units in this offering and subsequent purchasers of our Offered Units from third parties." Please advise us how the company will implement the suitability standards for subsequent purchasers of the securities from third parties.*

Response to Comment No. 13

In response to the Staff's comment, we have revised our disclosure to indicate that our suitability standards will be applied to subsequent transferees of our Offered Units as may be required by state law. The Company's operating agreement provides that in order to transfer a membership interest in us, a member must first give the Company's sole manager, Income Property Group, at least 72 hours notice of the member's intent to assign its interest. Income Property Group must consent to the transfer before the member may transfer its membership interest to a third party, and Income Property Group may withhold such consent if the proposed transfer would violate any law, rule or regulation applicable to the Company or the membership interest to be transferred.

Summary of the Offering Circular, page 8

14.   Please revise your disclosure to address the tax implications of an investment in the company.

Response to Comment No. 14

In response to the Staff's comment, please see the Company's revised disclosure on pg. 12 of Amendment No. 1.

15.   Please revise to indicate the amount of the construction loan to Bressi Development.

Response to Comment No. 15

In response to the Staff's comment, please see the Company's revised disclosure on pg. 8 of Amendment No. 1.

16.   We note you indicate that the Class A Member have the right to vote only on certain major decisions. Please revise to briefly address the major decisions Class A Members may vote on.

Response to Comment No. 16

In response to the Staff's comment, please see the Company's revised disclosure on pgs. 8-9 of Amendment No. 1.

17.   On page eight you indicate that Income Property Group, your manager, "will be the general partner of RAC Bressi" and that you are only acquiring a limited partnership interest in RAC Bressi. Please revise the disclosure throughout to address your rights and obligations as a limited partner in this arrangement and to address how this impacts the funds available to you. Also, it is unclear why this relationship is not reflect in the graphic on page nine – please advise or revise.

Response to Comment No. 17

In response to the Staff's comment, please see the Company's revised disclosure on pgs. 8, 10 and throughout the remainder of Amendment No. 1.

18.   Please clarify the meaning of your statement on page eight that "Health Care Group will pay all operating expenses of the facility on [y]our behalf ..." to specify whether these expenses are the financial responsibility of the company or are included in the fees payable to

Health Care Group. In this respect you may reference to a more detailed discussion later in your document where you address what is and is not covered pursuant to Articles 4 and 5 of the Management Agreement.

Response to Comment No. 18

In response to the Staff's comment, please see the Company's revised disclosure on pg. 9 of Amendment No. 1.

19.   Please clarify the amount of Class B membership interests that will be issued to holders of Bressi Development and RAC Bressi.

Response to Comment No. 19

In response to the Staff's comment, please see the Company's revised disclosure on pg. 11 of Amendment No. 1.

20.   Briefly address the rights of the Class B Members.

Response to Comment No. 20

In response to the Staff's comment, please see the Company's revised disclosure on pgs. 11-12 of Amendment No. 1.

21.   Please revise your disclosure on page nine to briefly explain the legal and contractual arrangements between the various entities included in your graphic.

Response to Comment No. 21

In response to the Staff's comment, please see the Company's revised disclosure on pg. 10 of Amendment No. 1.

22.   Please revise your Summary to briefly address any and all fees, expenses, profits, or similar remuneration, paid or payable to Income Property Group, Health Care Group, your Class B Members and each of their respective affiliates and to address any material relationships between these persons. If warranted, a cross reference to more detailed disclosure later in your document should be considered.

Response to Comment No. 22

In response to the Staff's comment, please see the Company's revised disclosure on pg. 13 of Amendment No. 1.

Risk Factors, page 12

23.   *Please revise you risk factor subheadings to state the material risk to potential investors in each subheading. In this regard, your headings should disclose the consequences to the investor or to the company, should the risk materialize. For example, the subheadings "You will have only limited 'major decision' rights regarding our management", "The removal or resignation of Income Property Group as our manager will result in ...", "We are subject to additional costs from rising interest rates", "We will be forced to seek a sale or refinance of ActivCare at Bressi Ranch ...", "We will rely on Health Care Group to manage and operate ActivCare at Bressi Ranch", "We may not obtain or maintain the applicable licenses ...", and "Our business will be subject to competition for residents" simply state facts or describe uncertainties. These examples do not address all applicable subheadings. Please revise your subheadings to succinctly state the risks.*

Response to Comment No. 23

In response to the Staff's comment, the Company has revised the subheadings of its risk factors as it has determined to be appropriate and consistent with the Staff's comment in order to disclose the material risk to potential investors of each risk factor.

24.   *Please revise your risk factor on page 13 "We are subject to additional costs ..." to address the amount of debt currently outstanding under your senior loan, and indicate the monthly range of interest and principle payments under the various scenarios.*

Response to Comment No. 24

In response to the Staff's comment, please see the Company's revised disclosure on pg. 17 of Amendment No. 1.

25.   *Please revise your page 14 risk factor "We will be forced to seek a sale ..." to explain what a "mini-perm period" is and when it begins. Also, disclose the maturity date of the loan and the estimated amount you will have to pay on such date. Finally, either here or in another risk factor, address the impact this may have on investor returns, if material.*

Response to Comment No. 25

In response to the Staff's comment, please see the Company's revised disclosure on pg. 17 of Amendment No. 1.

26.   *Please revise the heading to your page 14 risk factor "If we or any of our affiliates or Class B Members default ..." to more clearly explain the risk to investors, particularly as it relates to your inability to control the activities of these parties in the future and the potential that their financial difficulties might result in adverse consequences to your business.*

Response to Comment No. 26

In response to the Staff's comment, please see the Company's revised disclosure on pg. 18 of Amendment No. 1.

27.   Please revise to identify the "certain related individuals" who agreed to guaranty your obligations under the senior loan.

Response to Comment No. 27

In response to the Staff's comment, please see the Company's revised disclosure on pg. 18 of Amendment No. 1.

28.   Please update your page 15 risk factor "We may have underestimated the cost ..." to include an estimate of the remaining costs associated with the construction and opening of your facility.

Response to Comment No. 28

In response to the Staff's comment, please see the Company's revised disclosure on pgs. 18-19 of Amendment No. 1.

29.   Please provide more specific information related to your "possible liability for environmental cleanup costs ..." as referred to on page 17 or advise why such disclosure is not warranted.

Response to Comment No. 29

In response to the Staff's comment, please see the Company's revised disclosure on pg. 21 of Amendment No. 1. The Company is not aware of any specific environmental liabilities associated with the property upon which ActivCare at Bressi Ranch is being constructed; therefore, the Company cannot provide more specific information regarding potential environmental liability than is contained in the risk factor.

30.   We note your disclosure on pages 18 and 39 that you expect residents to pay your fees from their personal assets and retirement funds and that you will not rely on social security, Medicare or Medicaid for reimbursement. To the extent material, please revise to address the degree to which your target residents have typically relied on government programs to pay fees at similar facilities and, if so, address any impact fiscal austerity measures or health care reform might have on the ability of your target demographic to make payments at historical levels.

Response to Comment No. 30

In response to the Staff's comment please see the Company's revised disclosure on pgs. 20 and 45 of Amendment No. 1.

31.   Please advise us how you considered Item 3(b) of Part II to Form 1-A.

Response to Comment No. 31

In response to the Staff's comment please see the Company's additional disclosure on pgs. 24-25 under the heading "**DILUTION**." As stated therein, there will be no difference in the public offering price of the Offered Units and the cash cost to officers, directors or other control persons to purchase them, and there has not been another issuance of the Offered Units. Our prospective Class B Members, certain of whom are the executive officers and directors of Income Property Group, our manager, will receive Class B Units in us for the exchange of membership interests in Bressi Development and limited partnership interests in RAC Bressi. As described in Amendment No. 1, the issuance of the Class B Units will not have any economically dilutive effect on the purchasers of Class A Units because of the mechanics of the Company's distributions as set forth in Article VII of the Company's Operating Agreement and disclosed at p. 11.

Estimated Use of Proceeds, page 22

32.   Please provide additional disclosure about your intended use of proceeds as it relates to the Intended Contribution to Bressi Development and General Working Capital line items. We note you state later in the offering circular that the marketing and negative carry items in the development budget will be paid out of working capital.

Response to Comment No. 32

In response to the Staff's comment, please see the Company's revised disclosure on pgs. 27-28 of Amendment No. 1.

33.   Please indicate the amount of the $1,663,000 paid by Bressi Development to purchase the land and the amount for pre-development work done by Bressi Holding. Also clarify the pre-development work done by Bressi Holding.

Response to Comment No. 33

In response to the Staff's comment, please see the Company's revised disclosure on pg. 27 of Amendment No. 1.

Description of Our Business, page 24

34.   It appears the land purchase cost of $1,563,000 disclosed here is inconsistent with the land purchase value of $835,200 included in the budget on page 26. Please clarify or revise.

Response to Comment No. 34

In response to the Staff's comment, please see the Company's revised disclosure on pg. 29 of Amendment No. 1.

35.   It appears the aggregate costs of construction and development of $11,713,000 disclosed on page 25 is inconsistent with the total development cost of $11,133,000 included in the budget on page 26. Please clarify or revise.

Response to Comment No. 35

In response to the Staff's comment, please see the Company's revised disclosure on pg. 30 of Amendment No. 1.

36.   Please revise to disclose the amounts currently outstanding under your senior loan.

Response to Comment No. 36

In response to the Staff's comment, please see the Company's revised disclosure on pg. 29 of Amendment No. 1.

37.   We note your statement that you estimate the construction of your facility is approximately 60% complete as of the date of the Offering Circular. Please advise us how you estimated this. In this regard we also note your statement on page 25 that you "intend to enter into a change order with [y]our contractor extending the period of time the contractor has to complete [the project]."

Response to Comment No. 37

In response to the Staff's comment, please see the Company's revised disclosure on pg. 31 of Amendment No. 1.

38.   Please provide a reasonable basis for your page 25 projections that you "will achieve stabilized occupancy (91.25% occupancy rate) within 18 to 24 months following the completion of construction (expected by October 2011) ...." or revise to remove these projections.

Response to Comment No. 38

In response to the Staff's comment, please see the Company's revised disclosure on pg. 31 of Amendment No. 1.

39.   We note your disclosure on page 28 that you must maintain a debt service coverage ratio of 1.25/1 in order to make distributions without lender consent and that you "anticipate that if [you] charge [y]our anticipated rates and interest rates remain relatively stable that an occupancy rate of at least 70% will allow you to comply with [y]our debt service coverage ratios." Please revise to provide the reasonable basis for the noted statement. Also provide us with the calculations for your statement. We may have further comment.

Response to Comment No. 39

In response to the Staff's comment, please see the Company's revised disclosure on pg. 35 of Amendment No. 1.

40.   We note your development budget table on page 26. Please revise to define the term "negative carry" as used in your development budget.

Response to Comment No. 40

In response to the Staff's comment, please see the Company's revised disclosure on pg. 32 of Amendment No. 1.

41.   We note the presentation, starting on page 28, of your operating budget and projected investor cash flows during your first full year of stabilized occupancy which you base "on Health Care Group's historical experience in operating other ActivCare programs." With a view to disclosure, please provide us with your basis for including these projections in your filing. In this regard your analysis should provide a reasonable summary of the experience of Health Care Group and its affiliates during the last five years at comparable facilities as it relates to your proposed rates, occupancy levels, and material expense items. You should also address the degree of comparability between facilities, including local demographics, facility quality and size, location, etc. Please note that after reviewing your response we may have further comment.

Response to Comment No. 41

As stated in the Company's revised disclosure on pgs. 34-35 of Amendment No.1, over the last five years Health Care Group has managed three freestanding memory care facilities in southern California, which run the ActivCare® program. None of these facilities are directly comparable to ActivCare at Bressi Ranch because they are of different sizes with different locations and demographics. Rather than relying on direct comparison to provide projected occupancy levels, expenses, rates, etc., which would likely be misleading because of the differences between the facilities, Health Care Group has relied on its general experience in operating ActivCare® facilities in order to make its best estimate of the expenses associated with ActivCare at Bressi Ranch and has relied on the Market Study from Valuation and Information Group in estimating stabilized occupancy and the time it will take to reach stabilized occupancy.

42.   We note that your projections are based on a number of assumptions used in creating the projections. Please revise to disclose the key assumptions underlying the projections in your operating budget and investor cash flows. We may have further comment.

Response to Comment No. 42

In response to the Staff's comment, please see the Company's revised disclosure on pgs. 34-35 of Amendment No. 1.

43.   We note on page 28 that you present a discussion of your EBITDA based on your projected operating budget at stabilization. To the extent that including these projections is appropriate, it is unclear why you do not present the most directly comparable GAAP measures. Also, as "operating cash flow" is the metric being used to determine the funds distributable to your Class A Members, it appears that this metric, as defined, is more relevant to investors. Please advise or revise.

Response to Comment No. 43

In response to the Staff's comment, please see the Company's revised disclosure on pg. 35 of Amendment No. 1.

44.   On page 30 you state your intention of returning investor capital contributions in the third and fourth year following the closing of the offering. However, the mechanics and impact of this are unclear. For example, it is unclear whether investors must accept the return of their capital at this time and the tax implications to them. Similarly, it is unclear how these distributions will affect their status as Class A Members and impact their right to receive, and level of, future distributions. Finally, you should clarify that there is no guarantee that you will be able to make these distributions, either within the time period specified or at all.

Response to Comment No. 44

In response to the Staff's comment, please see the Company's revised disclosure on pg. 38 of Amendment No. 1.

45.   Please provide the tables on page 31 and page 32 in an easier to view format. Also, please explain how the internal rate of return was calculated and clarify for investors, what distributions are being assumed. Finally, to the extent that you maintain these tables, please consider providing the information on a per Unit basis in addition to your current disclosure.

Response to Comment No. 45

In response to the Staff's comment, the Company has attempted to make the projected investor cash flow tables easier to read, and has included tables reflecting projected investor cash flows on a per Offered Unit ($1,000 investment) basis. These tables reflect the assumed distributions to investors in the line items in the investor cash flow portions of the tables. In addition the Company has provided an explanation of its calculation of internal rate of return on pg. 37 of Amendment No. 1.

46.   On page 33 you include a description of a lease between Bressi Development and RAC Bressi. Given your overall structure and plans, please revise to clarify the purpose, relevance and impact of this agreement.

Response to Comment No. 46

In response to the Staff's comment, please see the Company's revised disclosure on pg. 41 of Amendment No.1

47.   Please revise to indicate the amount of the anticipated rent payments under the lease.

Response to Comment No. 47

In response to the Staff's comment, please see the Company's revised disclosure on pg. 41 of Amendment No. 1.

48.   On page 34 you state that you will approve or provide consent for certain matters related to Heath Care Group's management activities. However, there appears to be a relationship between Income Group and Health Care Group; if so, please revise to address and clarify the natural persons involved in making these decisions for each entity.

Response to Comment No. 48

In response to the Staff's comment, please see the Company's revised disclosure on pg. 43 of Amendment No. 1.

49.   On page 35 you state that Health Care Group expects that it will no longer manage seven of the nine facilities it currently manages in the fall of 2011. Please clarify why it will no longer manage these facilities.

Response to Comment No. 49

In response to the Staff's comment, please see the Company's revised disclosure on pg. 43 of Amendment No. 1.

50.   Please clarify the timing associated with obtaining a RCFE license from California.

Response to Comment No. 50

In response to the Staff's comment, please see the Company's revised disclosure on pg. 49 of Amendment No. 1.

51.   We note your italicized texts on page 38 and 39 informing investors that they are "not entitled to rely" on the disclosure that follows. Investors are entitled to rely on the disclosure in your Form 1-A. Please remove these statements.

Response to Comment No. 51

In response to the Staff's comment, the Company has removed the language referred to in the comment.

52.   We note your statement that "we cannot guarantee the accuracy of the following Regional Analysis to prospective investors." Additionally, we note a similar statement in the "Primary Competitors" section. Your statement appears to imply that the company is not responsible for the accuracy of the information presented. The company is responsible for the disclosure presented in the offering circular. Please revise your statements or disclosure as appropriate.
Response to Comment No. 52

In response to the Staff's comment, the Company has removed the language referred to in the comment.

53.   *Please revise to identify the sources of the information in the sections "Regional Analysis" and "Primary Competitors".*

Response to Comment No. 53

In response to the Staff's comment, please see the Company's revised disclosure in the sections entitled Regional Analysis and Primary Competitors indicating Valuation and Information Group as the source for the information.

54.   *Please provide a consent from Valuation & Information Group.*

Response to Comment 54

A consent from Valuation and Information Group is attached to Amendment No. 1 as Exhibit 10(c).

55.   *Please revise to address either here or in another appropriate location the extent to which Health Care Group and/or Income Group may or will offer services competitive with yours in your target area.*

Response to Comment 55

In response to the Staff's comment, please see the Company's revised disclosure at pg. 51 of Amendment No. 1.

56.   *Please indicate the number of persons employed by the company and the number of full time employees.*

Response to Comment 56

In response to the Staff's comment, please see the Company's revised disclosures at pg. 55 of Amendment No. 1.

57.   *Please revise to describe in more detail the company's plan of operations for the next twelve months. Specifically address whether the proceeds of the offering will satisfy the company's cash requirements and whether the company will seeks to raise additional funds in the next six months.*

Response to Comment 57

In response to the Staff's comment, please see the Company's revised disclosures at pg. 34 of Amendment No. 1.

Description of Our Property, page 39

58.   *Please revise to indicate the cost of the property acquisition by Bressi Holding in December 2004.*

Response to Comment 58

In response to the Staff's comment, please see the Company's revised disclosures at pg. 48 of Amendment No. 1.

59.   *Revise to briefly address the loan agreements and any encumbrances on the property.*

Response to Comment 59

In response to the Staff's comment, please see the Company's revised disclosures at pgs. 49-50 of Amendment No. 1.

Management, page 41

60.   *Please revise to briefly address the vesting requirements for the Series B-3 Units.*

Response to Comment 60

In response to the Staff's comment, please see the Company's revised disclosure at pg. 51 of Amendment No. 1.

61.   *Please clarify who owns Health Care Group and in what percentages. Also, clarify what compensation, if any, Health Care Group's managers have or will receive for services rendered to you.*

Response to Comment 61

In response to the Staff's comment, please see the Company's revised disclosure at pg. 55 of Amendment No. 1.

62.   *Please revise here or in another appropriate location to briefly describe the fiduciary duties owed, if any, by your manager as well as any indemnification rights.*

Response to Comment 62

In response to the Staff's comment, please see the Company's revised disclosure at pgs. 53-54 of Amendment No.1.

Reorganization Transactions, page 45

63.   *Please revise to address the issuance of your Class B Units.*

Response to Comment 63

In response to the Staff's comment, the Staff is directed to the Company's previous disclosure related to its reorganization transactions, now located at pg. 56 of Amendment 1, and specifically the first two paragraphs thereof, which the Company believes addresses the issuance of our Class B Units.

64.   *Please disclose the control person(s) for Bressi Holding, LLC and HGC Lending, LLC and clarify any affiliation with the company.*

Response to Comment 64

In response to the Staff's comment, please see the Company's revised disclosure at pg. 61 of Amendment No. 1.

Interest of Management and Others in Certain Transactions and Other Conflicts of Interest, page 48

65.   *Please revise to disclose the natural persons who own and or control Bressi Holding and HCG Lending. Also, please revise to indicate whether you believe the price paid for the land purchase approximated market rates and clarify who you purchased it from.*

Response to Comment 65

In response to the Staff's comment, please see the Company's revised disclosure at pg. 61 of Amendment No. 1.

66.   *We note that increasing the net worth of Bressi Development LLC may reduce the exposure of the identified guarantors under the senior loan from Mutual of Omaha Bank. Please revise to clarify the company's relationship with the noted parties.*

Response to Comment 66

In response to the Staff's comment, please see the Company's revised disclosure at pgs. 61-62 of Amendment No. 1.

67.   *Please revise to address any conflicts that may arise when determining whether to make distributions.*

Response to Comment 67

In response to the Staff's comment, please see the Company's revised disclosure at pg. 59 of Amendment No. 1.

68.   *Please advise us of the status of the agreement with Health Care Group referred to on page F-16 under "Other Consideration to HCG." In this respect your attention is also directed to Article 4.4 of the Reorganization Agreement*

Response to Comment 68

As set forth in Section 4.4 of the Reorganization Agreement, Bressi Development, our prospective subsidiary, agreed to pay 1% of the aggregate net consideration (the "HCG Consideration") received by it in a sale of the real property and improvements forming ActivCare at Bressi Ranch to Health Care Group as consideration for entering into the Contribution Agreement (as defined in the Reorganization Agreement). Per Section 4.4 of the Reorganization Agreement, the obligation to pay the HCG Consideration will be assumed by the Company's prospective Class B Members as of the closing of our reorganization transactions which shall take place contemporaneously with the closing of the Offering. Therefore, the obligation to pay the HCG Consideration will not be an obligation of the Company or any of its prospective subsidiaries upon the closing of the offering. The obligation to pay the "Other Consideration to HCG" appears on the financial statements of Bressi Development included in the Company's Offering Statement, because such financial statements are as of March 31, 2011 and not as of the closing of the offering.

69.   *Please revise to address Sections 6.1 and 9.3 of the Fully Restated and Amended Limited Partnership Agreement for RAC Bressi, LP.*

Response to Comment 69

In response to the Staff's comment, please see the Company's revised disclosure at pg. 59 of Amendment No. 1.

Description of Offered Securities, page 51

70.   *Please revise to briefly address any provisions in your debt agreement which prevent the payment of distributions to the Class A Members. In this regard we note your risk factor on page 14.*

Response to Comment 70

In response to the Staff's comment, please see the Company's revised disclosure at pg. 65 of Amendment No. 1.

71.   *Please clarify how the internal rates of returns referenced in this section are calculated.*

Response to Comment 71

In response to the Staff's comment, please see the Company's revised disclosure at pgs. 65-66 of Amendment No. 1.

72.   *Please clarify whether your ability and decisions to make distributions from your operating cash flow will be based on your consolidated financial statements. In this respect we note it appears that the RAC Bressi, LP operating agreement provides for cash distributions to you in the discretion of its manager pursuant to Article 6.1.*

Response to Comment 72

In response to the Staff's comment, please see the Company's revised disclosure at pg. 65 of Amendment No. 1.

Material Federal Income Tax Consequences, page 56

73.   It appears that the tax consequences that investors can reasonably expect from an investment in ActivCare at Bressi Ranch LLC are material to your offering. Please add disclosure to the offering circular describing all material federal tax consequences, and file a supporting tax opinion as an exhibit. Please revise your disclosure to provide an opinion covering each material tax consequence applicable from an investment in you. It is unclear, for example, why you are unable to conclude that you will be taxed as a partnership for income tax purposes. Also, please include the consent of the opinion provider as an exhibit.

Response to Comment 73

In response to the Staff's comment, please see the Company's revised disclosures in the **"MATERIAL FEDERAL INCOME TAX CONSEQUENCES"** section of Amendment No.1. Additionally, Kaplan & Frank, PLC, the Company's tax counsel, will provide an opinion as to correctness of the tax disclosures located in **"MATERIAL FEDERAL INCOME TAX CONSEQUENCES," "SUMMARY OF THE OFFERING CIRCULAR – Taxation,"** and **"RISK FACTORS – Tax Risks."** A draft of this tax opinion is being filed supplementally under cover of this letter for your review. Kaplan & Frank, PLC's consent is included within the tax opinion.

With respect to whether the Company will be taxed as a partnership for income tax purposes, the Company refers you to its disclosure in **"MATERIAL FEDERAL INCOME TAX CONSEQUENCES – Classification as a Partnership."** As disclosed, a limited liability company may be taxed as either a partnership or a corporation at its election, with the default being a partnership. As stated in the Offering Circular, the Company does not intend to elect to be taxed as a corporation. However, even if the Company does not elect to be taxed as a corporation (and thus is taxed as a partnership), if the Internal Revenue Service were to determine in the future that a sufficient factual basis existed to trigger the Company's treatment as a publicly traded partnership ("PTP") (including secondary activity of a volume and nature to warrant treatment as a PTP), we would be taxed as a corporation, unless we could find an exemption from partnership taxation, as discussed in the Offering Circular.

While the Company does not intend to permit transfers of its membership interests in a volume or nature that would result in it being treated as a PTP irrespective of the number of investors the Company might have, because tax laws, regulations and IRS interpretations related to PTPs are subject to change, the Company cannot conclude at this time that it would continue to be taxed as a partnership under such circumstances.

74.   We note your statement in the introductory paragraph that "THIS SUMMARY ... IS NOT TAX ADVICE." Please revise to delete the noted statement.

Response to Comment 74

In response to the Staff's comment, the Company has deleted the referenced statement.

75.   We note your statement on page 57 that you believe you will satisfy the "qualifying income" test for purposes of the publicly traded partnership regulations because your revenues are derived from rents paid for housing at your facility. Given the nature of your proposed facility, which includes a services component, please clarify how certain you are of this conclusion or advise.

Response to Comment 75

In response to the Staff's comment, the Company has clarified its disclosure on pgs. 69-70 of Amendment No. 1 to indicate that the Company cannot be sure that its income would be classified as "qualifying income."

76.   Please advise us whether the fees and expenses payable to Health Care Group will be deductible for tax purposes. We may have further comment.

Response to Comment 76

The Company intends to treat the fees and expenses payable to Health Care Group under the management agreement as operating expenses of the Company and therefore believes they will be deductible for tax purposes. The Company has based this belief on Internal Revenue Code Section 162 which includes a management fee paid by a company for services performed to facilitate the day to day operations of the company as a deductible operating expense.

Financial Statements
ActivCare at Bressi Ranch, LLC
Independent Auditors' Report, page F-2

77.   Please advise your independent accountant to revise their report to comply with the requirements of Article 2 of Regulation S-X in accordance with the guidance Part F/S of Regulation A.

Response to Comment 77

The report has been revised to comply with the requirements of Article 2 of Regulation S-X. Specifically, the city and state have been added to the accountants' reports.

Balance Sheet, page F-3

78.   We note from your disclosure on page F-4 that Income Property Group is a member of the ActivCare Bressi Ranch, LLC. This appears to be inconsistent with the presentation here which states that there is no members' equity. Please clarify or revise.

Response to Comment 78

As of June 8, 2011 (the date of the balance sheet), there were no contributions made by Income Property Group.

79.   We note your disclosure on page 8 that Income Property Group is responsible for "the day-to-day management of [your] business and affairs". Please tell us whether Income Property Group has incurred any expenses on your behalf and whether such expenses have been recorded in the respective financial statements of at ActivCare Bressi Ranch, LLC, Bressi Development LLC and R.A.C. Bressi, LP.

Response to Comment 79

As of the dates of the financial statements (June 8, 2011 for ActivCare at Bressi Ranch and March 31, 2011 for Bressi Development LLC and RAC Bressi, LP) there have been no expenses incurred by Income Property Group on behalf of those entities.

Pro Forma Balance Sheet, page F-5

80.   We note from your disclosure on page F-4 that concurrent with this offering, you intend to acquire all the membership interests of Bressi Development LLC and the limited partnership interests of RAC Bressi, LP. Please include the impact of this transaction in the pro forma financial statements. In addition, please provide a detailed discussion of how you will account for this reorganization transaction and cite the specific authoritative literature you utilized to support your accounting treatment.

Response to Comment 80

The reorganization/exchange of membership & limited partnership interests does not apply to the guidance used for business combinations as this is a combination of entities under common control (ASC 805-10-15, paragraph 4). According to the guidance issued for "Transactions Between Entities Under Common Control", when accounting for an exchange of equity interests between entities under common control, the entity that receives the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts at the date of the transfer (ASC 805-50-30, paragraph 5). As such, there is no contemplated impact to the pro forma financial statements.

Prior to the contemplated reorganization, we believe that the members/partners of all of the entities involved in the transaction are related parties and considered a "control group". Specifically, Chance, Moriarty, Barnard, Shetter, McElliott, and Virgadamo have worked together for over 30 years and have been partners/officers/members of the various related organizations. Also, certain of these individuals are also members/partners of HCG Lending LLC, Principal Investors, LP, Bressi Holding, LLC and Income Property Group. Although there is no formal voting agreement between the parties, these individuals voted in a consistent manner for this transaction, as well as many other transactions over the course of their relationship. In fact, in regards to the Bressi Ranch development, all of these parties agreed together as a group to establish the existing structure, as well as the contemplated post transaction structure. For your reference, we have attached the ownership structure of Bressi Development, LLC and RAC Bressi, LP (Exhibit A). Income Property Group, which is owned equally by Chance, Moriarty,

Barnard and Shetter, is the manager of ActiveCare at Bressi Ranch, LLC. Post transaction, it is contemplated this control group will hold at least 50% of the membership interests of ActiveCare at Bressi Ranch, LLC.

Bressi Development LLC

Independent Auditors' Report, page F-2

81.   Please advise your independent accountant to revise their report to comply with the requirements of Article 2 of Regulation S-X in accordance with the guidance Part F/S of Regulation A.

Response to Comment 81

The report has been revised to comply with the requirements of Article 2 of Regulation S-X. Specifically, the city and state have been added to the accountants' reports.

Notes to Financial Statements
Note 3. Construction in Progress, page F-15

82.   It appears from your disclosure on page F-16 that you acquired the property to be used in the development of the facility from a member of Bressi Development LLC. Please provide a detailed discussion of how you accounted for the acquisition of the property and cite the specific authoritative literature you utilized to support your accounting treatment.

Response to Comment 82

The property was acquired at the carrying value of Bressi Holding, LLC. Per paragraph 5 of ASC 805-50-30, when accounting for a transfer of assets between entities under common control, the entity receiving the net assets shall initially measure the recognized assets and liabilities transferred at their carrying amounts at the date of the transfer.

R.A.C. Bressi, LP

Independent Auditors' Report, page F-19

83.   Please advise your independent accountant to revise their report to comply with the requirements of Article 2 of Regulation S-X in accordance with the guidance Part F/S of Regulation A.

Response to Comment 83

The report has been revised to comply with the requirements of Article 2 of Regulation S-X. Specifically, the city and state have been added to the accountants' reports.

<u>Balance Sheet, page F-20</u>

84.   We note from your disclosure on page 45 that the limited partnership interests will be exchanged for member interests in ActivCare Bressi Ranch, LLC and that Income Property Group will remain as the general partner. This appears to be inconsistent with the presentation here which states that there is no members' equity. Please clarify or revise.

<u>Response to Comment 84</u>

As of March 31, 2011, there were no contributions made by Income Property Group, as general partner, or by any of the limited partners in RAC Bressi.

<u>Appendix C</u>

85.   The representations in the subscription agreement requiring subscribers to represent that:

- *They have read and fully understands the Circular and all exhibits and supplements*
- *They are fully cognizant of and understands all of the risk factors related to the purchase of the Offered Units, including but not limited to the risks set forth in the Risk Factors*

should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

<u>Response to Comment 85</u>

In response to the Staff's comment, the Company has revised the Subscription Agreement to delete these representations.

86.   We note that Section 9 requires investors to represent they are basing their investment decision only on the information in the Offering Circular, its exhibits and supplements, and has not relied on any representations made by other persons. However, Section 12 infers that information may or will be provided outside the Offering Circular. Please advise us how the representation contained in Section 12 is appropriate and consistent with Section nine.

<u>Response to Comment 86</u>

In response to the Staff's comment, the Company has revised the Subscription Agreement to delete Section 12.

Exhibits Exhibit 12

87.   On page eight of your marketing period you state that Health Care Group's activities have "resulted in an economic gain to investors of $82 million" over its lifespan. Please advise us of the basis for your statement. Also tell us how the $82 million figure was calculated and clarify the approximate internal rate of return this represents on an annualized basis. We may have further comment.

Response to Comment 87

In response to the Staff's comment, the Company has deleted the above referred statement from its marketing materials. Revised marketed materials are attached to Amendment No. 1 as Exhibit 12.

The Company respectfully believes that the modifications to the Offering Statement contained in Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff's comments. If you have any questions or would like further information regarding the Company's responses to your Comment Letter, please do not hesitate to contact me at 804-525-1780.

Sincerely,



T. Rhys James

Enclosures

CC: W. Major Chance

EXHIBIT A

(SEE ATTACHED)

Reg. A Reorganizational Structure

REORG
Structure



| Lessor | Bressi Development, LLC | LLC Manager (Income Property Group) |

| | ActivCare at Bressi Ranch, LLC | LLC Manager (Income Property Group) |

| Class A | Class B |
| New Reg. A Investors | Existing A-B-C |

NEW
Structure



| | Business Management (Health Care Group) |

| Lessee | R.A.C. Bressi, LP | General Partner (Income Property Group) |

| | ActivCare at Bressi Ranch, LLC | LLC Manager (Income Property Group) |

| Class A | Class B |
| New Reg. A Investors | Existing A-B-C |

EXISTING
Structure



| Bressi Development, LLC |
Class A	Members
Class B	Members
Class C	Members

EXISTING
Structure



R.A.C. Bressi, LP	General Partner (Income Property Group)
Class A	Limited Partners
Class B	Limited Partners
Class C	Limited Partners

Reg A Re-Org structure.xlsx

Existing

RAC Bressi, LP
(Operator/Lessee)

Income Property Group
(General Partner - 1%)

Limited Partners
(99%)

Class A
(Capital – 50%)

- Bressi Holding, LLC
- HCG Lending, LLC
- Principal Investors, LP

Class B
(Guarantors – 25%)

- Chance
- Moriarty
- Barnard
- Shetter
- McElliott
- Virgadamo

Class C
(Sponsors – 24%)

- Chance
- Moriarty
- Barnard
- Shetter

Existing



Bressi Development, LLC
(Developer/Borrower/Lessor)

Chance/Moriarty
(Managers - 0%)

Members
(100%)

Class A
(Capital – 50%)

- Bressi Holding, LLC
- HCG Lending, LLC
- Principal Investors, LP

Class B
(Guarantors – 25%)

- Chance
- Moriarty
- Barnard
- Shetter
- McElliott
- Virgadamo

Class C
(Sponsors – 25%)

- Chance
- Moriarty
- Barnard
- Shetter

_____, 2011

ActivCare at Bressi Ranch, LLC
c/o Income Property Group
c/o Health Care Group
9619 Chesapeake Drive, Suite 103
San Diego, California 92123

ActivCare at Bressi Ranch, LL
Certain Federal Income Tax Matters

Ladies and Gentlemen:

We have acted as special tax counsel to ActivCare at Bressi Ranch, LLC, a California limited liability company (the "Company"), in connection with the preparation of an Offering Statement on Form 1-A (the "Offering Statement Statement"), including an offering circular and all documents incorporated by reference therein (the "Offering Circular"), filed with the Securities and Exchange Commission (the "SEC") on July 13, 2011, as amended on August 19, 2011 with respect to the offer and sale of up to 5,000 Class A Units representing membership interests in the Company. You have asked for our opinion regarding certain U.S. federal income tax matters.

In giving this opinion letter, we have examined the following:

1. the Company's Operating Agreement, dated as of June 30, 2011;

2. the Offering Statement, including the Offering Circular;

3. the Officer's Certificate (as defined below); and

4. such other documents as we have deemed necessary or appropriate for purposes of this opinion.

In connection with the opinions rendered below, we have assumed, with your consent, that:

1. each of the documents referred to above has genuine signatures, has been duly authorized, executed, and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;

2. during its taxable year ending December 31, 2011, and future taxable years, the Company will operate in a manner that will make the factual representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company (the "Officer's Certificate"), true for such years;

3. the Company will not make any amendments to its organizational documents after the date of this opinion that would affect the opinions expressed below; and

4. no action will be taken by the Company after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we also have relied upon the correctness of the factual representations contained in the Officer's Certificate. No facts have come to our attention that would cause us to question the accuracy of the factual representations in the Officer's Certificate in a material way. Furthermore, where such factual representations involve terms defined in the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations thereunder (the "Regulations"), published rulings of the Internal Revenue Service (the "Service"), or other relevant authority, we have explained to the individual making such representations the relevant provisions of the Code, the applicable Regulations, the published rulings of the Service, and other relevant authority.

Based solely on the documents and assumptions set forth above, the representations set forth in the Officer's Certificate, and the factual matters discussed in the Offering Circular under the caption "Material U.S. Federal Income Tax Considerations" (which is incorporated herein by reference), we are of the opinion that the descriptions of the law and the legal conclusions contained in the Offering Circular under the caption "Summary of the Offering Circular – Taxation," "Risk Factors – Tax Risks," and "Material Federal Income Tax Consequences" are correct in all material respects.

We will not review on a continuing basis the Company's compliance with the documents or assumptions set forth above, or the representations set forth in the Officer's Certificate. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Officer's Certificate.

The foregoing opinions are based on current provisions of the Code and the Regulations, published administrative interpretations of any of the foregoing, and published court decisions. The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to partnership taxation. No assurance can be given that the law will not change in a way that could cause the Company to be taxable as a corporation for U.S. federal income tax purposes.

The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other U.S. federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter is issued to you, and it speaks only as of the date hereof. Except as described in the paragraph below, this opinion letter may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement. We also consent to the references to Kaplan & Frank, PLC under the caption "Material Federal Income Tax Consequences" in the Offering Circular. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the SEC.

Very truly yours,